UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 For May 01, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 01, 2007  -  'Blocklisting Interim Review'


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                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:     The FSA


Date:   1 May 2007


Name of applicant:                        Bunzl plc

Name of scheme:                           Sharesave Scheme 1991

Period of return:              From:      1 November 2006 To:    30 April 207

Balance under scheme from previous        264,565 ordinary shares of 32 1/7p
return:

The amount by which the block scheme has Nil been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      Nil
under scheme during period:

Balance under scheme not yet issued/      264,565 ordinary shares of 32 1/7p
allotted at end of period

Number and class of securities originally 272,320 ordinary shares of 32 1/7p (6 June
listed and the date of admission          2005)

Total number of securities in issue at    349,163,093 ordinary shares of 32 1/7p
the end of the period


Name of contact:                       Mrs A Matthews

Address of contact:                    110 Park Street, London W1K 6NX

Telephone number of contact:           020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:    The FSA


Date:  1 May 2007


Name of applicant:                        Bunzl plc

Name of scheme:                           1994 Executive Scheme

Period of return:              From:      1 November 2006 To:    30 April 2007

Balance under scheme from previous        381,391 ordinary shares of 32 1/7p
return:

The amount by which the block scheme has 526,314 ordinary shares of 32 1/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      747,591 ordinary shares of 32 1/7p
under scheme during period:

Balance under scheme not yet issued/      160,114 ordinary shares of 32 1/7p
allotted at end of period

Number and class of securities originally 1,076,618 ordinary shares of 32 1/7p (6
listed and the date of admission          June 2005)

Total number of securities in issue at    349,163,093 ordinary shares of 32 1/7p
the end of the period

Name of contact:                       Mrs A Matthews

Address of contact:                    110 Park Street, London W1K 6NX

Telephone number of contact:           020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:    The FSA


Date:  1 May 2007


Name of applicant:                        Bunzl plc

Name of scheme:                           Sharesave Scheme 2001

Period of return:              From:      1 November 2006 To:    30 April 2007

Balance under scheme from previous        219,400 ordinary shares of 32 1/7p
return:

The amount by which the block scheme has 280,000 ordinary shares of 32 1/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      152,438 ordinary shares of 32 1/7p
under scheme during period:

Balance under scheme not yet issued/      346,962 ordinary shares of 32 1/7p
allotted at end of period

Number and class of securities originally 503,430 ordinary shares of 32 1/7p (6 June
listed and the date of admission          2005)

Total number of securities in issue at    349,163,093 ordinary shares of 32 1/7p
the end of the period

Name of contact:                       Mrs A Matthews

Address of contact:                    110 Park Street, London W1K 6NX

Telephone number of contact:           020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:   The FSA


Date: 1 May 2007


Name of applicant:                        Bunzl plc

Name of scheme:                           International Sharesave Scheme

Period of return:              From:      1 November 2006 To:    30 April 2007

Balance under scheme from previous        186,378 ordinary shares of 32 1/7p
return:

The amount by which the block scheme has Nil been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      166 ordinary shares of 32 1/7p
under scheme during period:

Balance under scheme not yet issued/      186,212 ordinary shares of 32 1/7p
allotted at end of period

Number and class of securities originally 271,588 ordinary shares of 32 1/7p (6 June
listed and the date of admission          2005)

Total number of securities in issue at    349,163,093 ordinary shares of 32 1/7p
the end of the period

Name of contact:                       Mrs A Matthews

Address of contact:                    110 Park Street, London W1K 6NX

Telephone number of contact:           020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To:    The FSA


Date:  1 May 2007


Name of applicant:                        Bunzl plc

Name of scheme:                           Long Term Incentive Plan

Period of return:              From:      1 November 2006 To:    30 April 2007

Balance under scheme from previous        317,940 ordinary shares of 32 1/7p
return:

The amount by which the block scheme has Nil ordinary shares of 32 1/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      Nil ordinary shares of 32 1/7p
under scheme during period:

Balance under scheme not yet issued/      317,940 ordinary shares of 32 1/7p
allotted at end of period

Number and class of securities originally 357,142 ordinary shares of 32 1/7p (6 June
listed and the date of admission          2005)

Total number of securities in issue at    349,163,093 ordinary shares of 32 1/7p
the end of the period

Name of contact:                       Mrs A Matthews

Address of contact:                    110 Park Street, London W1K 6NX

Telephone number of contact:           020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 01, 2007                           By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer